

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2021

Raluca Dinu
Chief Executive Officer
GigCapital5, Inc.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

> **Re: GigCapital5, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 23, 2021**
> **File No. 333-254038**

Dear Mr. Dinu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A Filed August 23, 2021

Note 6. Subsequent Events, page F-14

1. Please enhance your disclosure to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

You may contact Jeff Gordon at 202-551-3866 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing